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                              PacketPort.com, Inc.
                             587 Connecticut Avenue
                                Norwalk, CT 06854



February 12, 2008


Mr. James Allegretto
Senior Assistant Chief Accountant
U. S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0404

Re:       PacketPort.com, Inc.
          Form 10-KSB for the Fiscal Year Ended January 31, 2007
          Filed May 15, 2007
          File No. 0-19705


Dear Mr. Allegretto:

This will acknowledge receipt of your January 31, 2008 letter in which you requested our responses to three (3) comments you had after reviewing the above document.

Our responses, which are keyed to your comments, follow:

General
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     1.   In future filings, beginning with Form 10-KSB for the fiscal year ended January 31, 2008, we shall include the Item 8A. Controls and Procedures disclosures required by Form 10-KSB Official Text. Within
          Item 8A., we shall disclose the conclusions of our principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report. Also, we shall disclose any change in our control over financial reporting that occurred during our last fiscal quarter (fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. In so doing, we shall refer to Items 307 and 308(c) of Regulation S-B. We also shall perform these procedures on our future Forms 10-QSB.


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Exhibits 31.1, 31.2 and 31.3
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     2.   We confirm that the inclusion of the titles of the Chief Executive
          Officer, Chief Financial Officer and Director in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. In future filings, beginning with Form 10-KSB for the fiscal year ended January 31, 2008, we shall omit the titles in the introductory paragraph. In so doing, we shall refer to Question 11 of the Staff's Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on your website at www.sec.gov. We also shall apply these planned actions to our future Forms 10-QSB.

     3. In future filings, beginning with Form 10-KSB for the fiscal year ended January 31, 2008 and also including subsequent Forms 10-QSB, we shall revise our certifications with wording exactly set forth in Item 601(b)(31) of Regulation S-B.

In conjunction with our responding (above) to your comments, we acknowledge that:

           - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

           - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

           - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement has access to all information that we provide to the staff of the Division of Corporation Finance in its review of our filings or in response to its comments on our filings.

We appreciate your assistance in improving our compliance with applicable disclosure requirements and in enhancing the overall disclosure in our future filings. If you need any further explanations regarding our responses to your comments, please contact me.


Yours truly,

PacketPort.com, Inc.



/s/ Gustave T. Dotoli

Gustave T. Dotoli
Chief Operating Officer and
Chief Financial Officer




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